SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 23, 2014

Press Release October 23, 2014

VIRGINIA OUTLINES A HIGH-GRADE ZONE IN THE MUSTANG VEIN AT WABAMISK AND NEW AURIFEROUS TARGETS AT KAN

Virginia Mines Inc. (“Virginia”) (VGQ:TSX) is pleased to release an update on the results of exploration work conducted in the summer and fall of 2014 on its Anatacau-Wabamisk and Kan gold projects located in James Bay and Labrador Trough, respectively.

ANATACAU-WABAMISK PROPERTY

Surface exploration focussing essentially on prospecting, till sampling, mechanical stripping, channel sampling and geological mapping was carried out in the summer of 2014 on the Anatacau-Wabamisk property, in the area of the Opinaca Reservoir, Quebec Middle-North. The property is situated 30 kilometres southwest of the Opinaca Reservoir, about 290 kilometres to the north of the town of Matagami, province of Quebec. The property consists of 1,201 designated claims covering an area of 63,153 hectares spread over two adjacent areas: the Anatacau area with 207 claims occupying the southeast of the property and the Wabamisk area with 994 claims constituting the main part of the property. Virginia owns a 100% interest in the Wabamisk part while it has the option of acquiring IAMGOLD Corporation’s 100% interest in the Anatacau adjoining part of the property in consideration of $3 million exploration work before December 2015 and a $25,000 payment, which was paid upon the conclusion of the agreement.

During the summer of 2014, the Mustang Vein underwent additional sampling. A total of 46 new channels, spaced 3 to 5 metres apart, were added over a few trenches in the main sector to further document the gold distribution along the Mustang Vein. Sampling yielded spectacular results in the northern half of trench WB2012TR011 where 11 consecutive channels returned high gold values in metric to plurimetric thicknesses (see Table 1 and figure 1) including 111.17 g/t Au over 2.6 metres (R22), 31.78 g/t Au over 2.75 metres (R17), 30.3 g/t Au over 2.25 metres (R18), 26.67 g/t Au over 2.4 metres (R14) and 21.38 g/t Au over 4 metres (R19). The latter was perpendicular to the hinge of a parasitic fold affecting the Mustang Vein. These results are far higher than those obtained in the same area at the first sampling of the Mustang Vein (see press release of October 30, 2012) and demonstrate the complexity of evaluating the real grade of this type of vein. Interesting but less spectacular results were also obtained in the southern half of the trench with 5.16 g/t Au over 3.6 metres (R29), 5.61 g/t Au over 3.15 metres (R31) and 6.43 g/t Au over 1.4 metres (R30). In trench WB2012TR081, which is located directly to the west, the new results are lower and reproduce quite well the values obtained in 2012 (figure 2). However, a few consecutive channels in the western part of the trench yielded results higher than in 2012 with 23.62 g/t Au over 1.45 metres (R33), 9.07 g/t Au over 2.5 metres (R35) and 6.03 g/t Au over 2.7 metres (R36).

Complete results (uncut) from the 2014 channel sampling program on the Mustang Vein are shown in Table 1.

Elsewhere on the property, 19 trenches were mechanically excavated to test the direct extension of some gold showings discovered in 2013, As±Cu±Fe±Zn till anomalies and the IP anomalies from the winter 2014 geophysical survey. The most interesting results of the stripping campaign are coming from trench WB2014TR002, which exposed the extension to the east of the Interceptor showing. On the new trench, the alteration and deformation zone (actinolite-chlorite-albite-biotite-silica) is followed laterally over 70 metres or so and over a width reaching up to 9 metres. The zone remains open to the west and to the east. The host rock consists of alternating centimetric to decimetric beds of finer-to-coarser-grained meta-grauwacke. The Interceptor zone is injected with about 10 to 20% of a stockwork of whitish to translucent quartz veins of millimetric thickness up to a maximum of 2.15 metres. It returned several interesting channel results. The best intersection yielded 71.6 g/t Au over 0.9 metres. Many visible gold grains were observed in the 35-centimetre-thick quartz vein and in its altered walls. Channel WB2013TR002-R6 (the last channel at the east end of the trench) yielded 2.53 g/t Au over 4 metres including 9.6 g/t Au over 1 metre. Visible gold was also observed in this channel. The vein is 2.15 metres thick in this sector. The other results received to date returned low values of up to 0.79 g/t Au over 4.3 metres and 2.07 g/t Au over 0.9 metres. The other trenches, excavated during the summer, yielded very few interesting results in general. Moreover, general prospecting of the new grid located twenty or so new minor showings grading 1 g/t Au or less. Additional work will be required to evaluate the real content of these new showings.

Virginia is encouraged by the results of the 2014 fieldwork, most particularly by the new channel results of the Mustang Vein, which suggest the presence of high-grade ore shoot within the vein. In the following months, Virginia will interpret all results of the 2014 campaign over the entire property. We expect work to define many other new interesting targets that will add to the already existing ones in the Mustang area. A new diamond drilling program is planned for the winter of 2015.

KAN PROPERTY

During the summer, Virginia was also quite active in Nunavik where it conducted, with its partner Altius Minerals Corporation (“Altius”), prospecting, mapping soil sampling (B horizon) on the Kan property, which is a vast gold and base-metal exploration project covering over 30,000 hectares in the Labrador Through, 85 kilometres southwest of Kuujjuaq.

Prospecting focussed mainly on the historical B-soil anomalies from previous detailed geochemical surveys. Most of these anomalies were unexplained at surface and only limited work was done over these anomalies. Detailed work that consisted in geological mapping, structural study and channelling was carried out on the historical showings (Pump Pad Ridge, Ferricrete, KTR1 and Pyrite Falls).

Six new gold showings were discovered, during the summer, in the Kan area. They consist mainly of centimetric to decimetric, quartz-vein stockworks and of sulfurized zones within a folded unit of silicate-carbonate iron formation. The most interesting one is located 100 metres to the east of the Pump Pad Ridge showing. It consists of six different quartz veins spread over a radius of 8 metres within a weathered iron formation. These veins yielded interesting values in selected samples with 79.5 g/t, 11.8 g/t, 6.64 g/t, 4.75 g/t and 1.95 g/t Au. Numerous visible gold specks were observed on two of these veins. This sector is considered very promising because of the high density of veins and its proximity to the Pump Pad Ridge occurrence. The five other showings discovered within a radius of 750 metres in the Kan area (mainly centimetric to decimetric quartz veins) yielded values varying between 3.82 g/t Au and 17.8 g/t Au. Another similar gold showing grading 8.1 g/t Au in a selected sample was also discovered 650 metres south of the Ferricrete showing

A total of 499 B-soil samples were taken during the recent campaign. This survey confirmed the location of some historical soil anomalies but also delimited very interesting anomalies in the Pump Pad Ridge and Ferricrete areas. These new anomalies, reaching up to 12.26 g/t Au, remain totally unexplained and are excellent targets for further work.

Virginia and its partner Altius are quite satisfied with these results, which demonstrate the excellent gold potential of the Kan project. Mechanical stripping is likely to be carried in the summer of 2015 to test the potential of the gold showings and the soil anomalies discovered in 2014.

******

Work has been carried out by the personnel of Virginia Mines, under the supervision of Mr. Paul Archer, professional engineer geologist. Mr. Archer is a qualified person as defined by National Instrument 43-101 and has more than 30 years of experience in exploration. He read and approved the contents of this press release.

QUALITY CONTROL

Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples have been assayed by atomic absorption at the ALS Chemex in Val-d’Or. For the Wabamisk project, samples from veins and from their mineralized wallrocks have been assayed by metallic-sieve method while the other samples were analyzed by fire-assay followed by atomic absorption according to industry standards.

Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more. Samples from the Kan property have been assayed by fire-assay followed by atomic absorption. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

ABOUT VIRGINIA

Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $45.9 million as at August 31, 2014, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

392 300 mE
392 320 mE
392 340 mE
392 360
5 780 920 mN
5 780 900 mN
5 780 880 mN
5 780 860 mN
5 780 840 mN
N
W
E
S
R13: 7.38 g/t Au / 2.50 m
R14: 26.67 g/t Au / 2.40 m
R16: 8.14 g/t Au / 5.00 m
R15: 6.86 g/t Au / 4.00 m
R17: 31.78 g/t Au / 2.75 m
inc. 79.70 g/t Au / 1.00 m
R20: 12.36 g/t Au / 1.30 m
R19: 21.38 g/t Au / 4.00 m
R18: 30.30 g/t Au / 2.25 m
R21: 15.43 g/t Au / 1.80 m
R22: 111.17 g/t Au / 2.60 m
inc. 258.64 g/t Au / 1.10 m
R24: 5.01 g/t Au / 0.80 m
R33: 3.12 g/t Au / 0.80 m
R25: 2.38 g/t Au / 1.90 m
R26: 4.68 g/t Au / 1.90m
R23: 15.25 g/t Au / 2.85 m
R27: 2.11 g/t Au / 3.10 m
R29: 5.16 g/t Au / 3.60 m
R28: 3.19 g/t Au / 1.00 m
R30: 6.43 g/t Au / 1.40 m
R3 : 5.61 g/t Au / 3.15 m
R32: 1.21 g/t Au / 0.50 m
Légende / Legend
Veines et veinules de quartz /
Quartz veins and veinlets
Wacke altéré et minéralisé /
Altered an mineralised wacke
Wacke homogène /
Homogeneous wacke
Wacke massif à actinote-albite±grenat /
Massive actinolite-albite±garnet wacke
Siltstone
Wacke arénitique /
Arenitic wacke
Gabbro
Diabase
Nouvelle rainure 2014 / New Channel 2014
Rainure 2012 Channel
Virginia Mines Inc.
Projet Wabamisk Project
Figure 1
WB2012TR011
Date: 2014-10-21
Author: Jérôme Lav
Office: Quebec City
Drawing:
Scale: 1:250
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2.5
5
10
metres

392 100 mE
392 150 mE
392 200 mE
392 250 mE
5 780 850 mN
5 780 800 mN
5 780 750 mN
N
W
E
S
R17: 2.82 g/t Au / 0.60 m
R18: 2.40 g/t Au / 1.05 m
R19: 1.98 g/t Au / 0.40 m
R20: 1.39 g/t Au / 0.50 m
R21: NSV
R22: 1.23 g/t Au / 2.00 m
R23: 3.13 g/t Au / 1.90 m
R24: NSV
R25: 2.74 g/t Au / 0.75 m
R26: 1.19 g/t Au / 1.00 m
R27: 2.23 g/t Au / 1.20 m
R28: 2.23 g/t Au / 0.40 m
R29: NSV
R30: 19.40 g/t Au / 0.40 m
R31: 2.40 g/t Au / 1.70 m
R32: 3.77 g/t Au / 1.60 m
R33: 23.62 g/t Au / 1.45 m
R34: 5.32 g/t Au / 2.20 m
R35: 9.07 g/t Au / 2.50 m
R36: 6.03 g/t Au / 2.70 m
R37: 7.19 g/t Au / 1.20 m
Légende / Legend
Veines et veinules de quartz / Quartz veins and veinlets
Wacke altéré et minéralisé / Altered an mineralised wacke
Wacke homogène / Homogeneous wacke
Wacke massif à actinote-albite±grenat / Massive actinolite-albite±garnet wacke
Siltstone
Wacke arénitique / Arenitic wacke
Gabbro
Diabase
Nouvelle rainure 2014 / New Channel 2014
Rainure 2012 Channel
Virginia Mines Inc.
Projet Wabamisk Project
Figure 2
WB2012TR081
Date: 2014-10-22
Author: Jérôme Lavoi
Office: Quebec City
Drawing:
Scale: 1:500
Projection: UTM Zone 18 (NAD 27 for Canada)
0
5
10
20
metres